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                               December 30, 2020

       Scott E. McPherson
       President and Chief Executive Officer
       Core-Mark Holding Company, Inc.
       1500 Solana Boulevard, Suite 3400
       Westlake, TX 76262

                                                        Re: Core-Mark Holding
Company, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2019
                                                            Filed May 26, 2020
                                                            File No. 000-51515

       Dear Mr. McPherson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy
       Statement filed April 9, 2020), page 35

   1. We note your use of certain metrics in setting specific objectives for the Named Executive
                                                        Officers. Going
forward, please provide the specific "Target," "Threshold," and
                                                        "Exceptional" metrics
that are set by the compensation committee for each component of your compensation
program. Refer to Item 402(b)(1)(v) of Regulation S-K. To the extent you intend to rely on
Instruction 4 to Item 402(b) of Regulation S-K, please discuss how difficult it will be
for the executive or you to achieve the undisclosed target levels or other factors.
 Scott E. McPherson
FirstName
Core-MarkLastNameScott    E. McPherson
           Holding Company,   Inc.
Comapany30,
December   NameCore-Mark
              2020          Holding Company, Inc.
December
Page  2   30, 2020 Page 2
FirstName LastName
2. We note that two of your compensation metrics, Adjusted PTNP and Return on Net
         Assets, appear to be measures that differ from those identified and reconciled in your annual report on Form 10-K. Because it is not clear how you have arrived at the amounts that are represented by these measures, going forward please revise to explain what these measures represent. If you consider these measures to be non-GAAP measures, please disclose how the target levels for each measure can be calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services